UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON SEPTEMBER 24, 2014

DATE, TIME AND PLACE:

September 24, 2014, at 09:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo;  and José de Paiva Ferreira; and the Independent Directors, Mr. Álvaro Antônio Cardoso de Souza, and the Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Also present as guests, the Vice-President Executive Officer and Investor Relations Officer, Mr. Angel Santodomingo Martell; and the Vice-President Executive Officer Mr. Carlos Alberto López Galán.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mrs. Mara Regina Lima Alves Garcia, Company´s Officer, to act as the Secretary.

AGENDA:

(a) To know the economics-financials results of the Company relative to August, 2014; and (b) To approve the proposal for Interim Dividends.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

1/2

[Free English Translation]

(a) Knew the economics-financials results of the Company relative to August, 2014; e

(b) Approved pursuant to the article 17, item XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the meeting held on September 23, 2014 at 10:00 a.m., to declare, ad referendum of the General Annual Meeting to be held in 2015, pursuant to the article 37, item III of the Company’s Bylaws, the Company’s Interim Dividends, based on the profit reported on the balance sheet of August, 2014, in the amount of two hundred and twenty million Reais (R$ 220,000,000.00), equivalent to the gross value: R$  27,773794985 per batch of one thousand (1,000) ordinary shares and R$  30,551174481 per batch of one thousand (1,000) preferred shares, and R$  58,324969466 per batch of one thousand (1,000) Units. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interim Dividends hereby approved will be the ones registered in the Company’s books at the end of September 24, 2014, including. Therefore, as of September 25, 2014 (including), the Company’s shares shall be traded “Ex-Dividends”. The amount of Interim Dividens here approved shall be fully included in the mandatory dividend to be distributed by the Company referring to the fiscal year 2014, and both will be paid as of February 26, 2015, without any compensation of monetary restatement. Finally, the Directors authorized the Executive Board Office to provide the measures necessary to publish the “Notice to Shareholders”, to disclose to the market the action taken herein.

It is registered that Mr. Carlos Alberto López Galán, Vice-President Executive Office of the Company was on the meeting, in order to account for the item (a) and (b) of the Agenda.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, September 24, 2014. Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina - Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez; José Manuel Tejon Borrajo;  and José de Paiva Ferreira; and the Independent Directors, Mr. Álvaro Antônio Cardoso de Souza, and the Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Mara Regina Lima Alves Garcia – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Mara Regina Lima Alves Garcia

Secretary

2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 24, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer